                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                                   Form 11-K


( X ) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2000


( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ________________ to __________________


                        Commission File Number: 0-6094
                                                ------

               CCB FINANCIAL CORPORATION RETIREMENT SAVINGS PLAN
               -------------------------------------------------
                           (Full title of the plan)


                    NATIONAL COMMERCE FINANCIAL CORPORATION
                    ---------------------------------------
                (Exact name of issuer as specified in charter)

                    One Commerce Square, Memphis, TN 38150
                    --------------------------------------
                   (Address of principal executive offices)

Item 1. Financial Statements

        Audited statements of net assets available for plan benefits as of December 31, 2000 and 1999 and the related audited statements of changes in net assets available for plan benefits for each of the years then ended and independent auditors' report thereon are filed herein.

               CCB FINANCIAL CORPORATION RETIREMENT SAVINGS PLAN

                      Financial Statements and Schedules

                          December 31, 2000 and 1999

                  (With Independent Auditors' Report Thereon)

                         Independent Auditors' Report

The Retirement Committee
National Commerce Financial Corporation:

We have audited the accompanying statements of net assets available for plan benefits of the CCB Financial Corporation Retirement Savings Plan as of December 31, 2000 and 1999 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the CCB Financial Corporation Retirement Savings Plan at December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held at end of year and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                       /s/ KPMG LLP

June 1, 2001
Raleigh, North Carolina

                           CCB FINANCIAL CORPORATION
                            RETIREMENT SAVINGS PLAN

             Statements of Net Assets Available for Plan Benefits

                For the years ending December 31, 2000 and 1999

                                                                       2000                1999
                                                                       ----                ----
Assets:

    Cash                                                          $         --               2,110
    Investments:
       Money market funds                                            5,736,019           3,617,504
       Mutual funds:
            Strong Government Securities Fund                        5,118,445           5,147,786
            Dodge & Cox Balanced Fund                                6,145,723           4,067,625
            Vanguard Index 500 Fund                                 13,808,159          11,996,075
            Managers Special Equity Fund                             2,820,308           1,399,316
            Janus Worldwide Fund                                     4,078,547           2,316,573
       National Commerce Financial Corporation common stock         69,728,461          43,774,214
                                                                  ------------        ------------
                Total investments                                  107,435,662          72,321,203

Accrued interest and dividends receivable                              390,603             291,007

Employee contributions receivable                                      176,512             179,143
Employer contributions receivable                                       50,642             709,114
                                                                  ------------        ------------
                Total assets                                       108,053,419          73,500,467

Liabilities:

    Bank overdraft                                                       7,182                  --
                                                                  ------------        ------------
                Net assets available for plan benefits            $108,046,237          73,500,467
                                                                  ============        ============

See accompanying notes to financial statements.

                           CCB FINANCIAL CORPORATION
                            RETIREMENT SAVINGS PLAN

        Statements of Changes in Net Assets Available for Plan Benefits

                For the years ending December 31, 2000 and 1999

                                                               2000                1999
                                                               ----                ----
Additions to net assets attributed to:
    Investment income:
       Net appreciation (depreciation) in fair
          value of investments                            $  17,963,933         (10,390,559)
       Interest                                                 546,425             548,923
       Dividends                                              3,261,391           1,780,677
    Contributions:
       Employer, net of forfeitures                           1,821,034           2,373,433
       Employees                                              5,007,916           5,254,923
    Funds transferred from merged plan                       15,665,709                  --
                                                          -------------        ------------
             Total additions                                 44,266,408            (432,603)
Deductions from net assets attributed to:
    Plan benefits paid                                       (9,720,638)         (7,659,542)
                                                          -------------        ------------
             Net increase (decrease) in net assets           34,545,770          (8,092,145)
Net assets available for plan benefits:
    Beginning of year                                        73,500,467          81,592,612
                                                          -------------        ------------
    End of year                                           $ 108,046,237          73,500,467
                                                          =============        ============

See accompanying notes to financial statements.

                           CCB FINANCIAL CORPORATION
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2000 and 1999

(1)    Description of Plan

       The CCB Financial Corporation Retirement Savings Plan (the "Plan") is a defined contribution plan sponsored by CCB Financial Corporation and subsidiaries ("CCBF") for its employees. The Plan was established effective April 1, 1983 for the purpose of promoting the future economic welfare of CCBF's employees. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). On July 5, 2000, CCBF was acquired by National Commerce Bancorporation ("NCBC")(now National Commerce Financial Corporation), who became the Plan's sponsor. In connection with this acquisition, all of the Plan's shares of CCB common stock were exchanged for NCBC common stock.

(2)    Summary of Significant Accounting Policies

       (a)    Basis of Presentation

              The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

       (b)    Investment Valuation and Income Recognition

              Investments in mutual funds are valued at fair value based on quoted market prices of the underlying fund securities. The investment in NCBC common stock is stated at fair value based on quoted market values.

              Securities transactions are recorded on the trade date (the date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

       (c)    Payment of Benefits

              Benefits are recorded when paid.

                           CCB FINANCIAL CORPORATION
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2000 and 1999

(3)    Participation in the Plan

       Under the terms of the Plan, employees are eligible to participate in the Plan at age 21 upon completion of one year of continuous employment in which they complete at least 1,000 hours of service.

(4)    Contributions

       Tax deferred contributions to the Plan are made through payroll deductions by employees in amounts equal to whole percentages, from 1% to 17%, of their compensation. NCBC currently matches these contributions, which are less than or equal to 6% of compensation, at a rate of 50%. This rate may be increased or decreased by the Board of Directors. Participant contributions were limited to $10,500 and $10,000 per employee in 2000 and 1999, respectively.

       Participants are also allowed to make after-tax voluntary contributions to the Plan; these contributions are not matched by NCBC.

       In addition, the Board of Directors may grant profit sharing contributions to the Plan. Such contributions, which totaled $0 and $638,405 in 2000 and 1999, respectively, are invested in the NCBC Stock Fund. Profit sharing contributions are allocated proportionately based on employees' compensation among participants who completed 1,000 hours of service during the Plan year and who were employed on the last day of the Plan year, or who died, became disabled or retired during the Plan year.

(5)    Vesting and Forfeitures

       Participants are fully vested in their employee contributions and the related investment earnings. Participants become vested in their employer contributions in increasing percentages as years of service increase and become fully vested after six years of service. Immediate vesting occurs upon reaching normal retirement age under the Plan, early retirement age, or upon death or disability. Although it has not expressed an intent to do so, NCBC has the right to discontinue its contributions at any time and to terminate the Plan. In the event of plan termination, participants will become 100 percent vested in their accounts.

       Upon termination of service to NCBC for reasons other than retirement, disability or death, any unvested portion of a participant's account is subject to possible forfeiture upon occurrence of one or more events specified by the Plan. Forfeitures are used to reduce subsequent contributions by NCBC.

                           CCB FINANCIAL CORPORATION
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2000 and 1999

       Effective August 15, 2000, any participant who terminates employment under circumstances for which benefits are payable to the participant under the "CCB Financial Corporation Plan for Severance Compensation after a Change of Control" shall be fully vested in his/her entire balance in the Plan.

(6)    Investment Election

       The Plan includes seven different investment funds: Dodge & Cox Balanced Fund, Janus Worldwide Fund, Managers Special Equity Fund, Strong Government Securities Fund, Vanguard Index 500 Fund, Vanguard Money Market Fund, and NCBC Stock Fund. These funds, except for the NCBC Stock Fund, invest in mutual funds and money market funds which hold various underlying investments including common and preferred stocks and bonds. The NCBC Stock Fund invests primarily in NCBC common stock. Participants may elect to direct their contributions to any combination of the funds. Changes to future contributions can be made effective as of any business day. Transfers of existing account balances can be made daily to and from all funds, except the NCBC Stock Fund, which can be made four times in a calendar year. However, transfers from the NCBC Stock Fund derived from profit sharing contributions are prohibited. See note 13 for additional information relating to restrictions on certain assets from a merged plan.

(7)    Withdrawals and Distributions

       The Plan allows hardship withdrawals of a participant's tax-deferred, voluntary contributions, rollover contributions and the vested portion of employer contributions subject to certain regulations under the Internal Revenue Code ("IRC"). Upon termination of employment, a participant may receive a lump sum distribution or may elect to leave the entire balance, if greater than $5,000, in the Plan until age 65.

(8)    Determination of Participants' Account Balances

       Participants' account balances are determined as follows:

       . Employee contributions and matching employer contributions are added to the participants' accounts for each type of investment fund.

       . Discretionary profit sharing contributions are added to the NCBC Stock Fund.

       . Participants' accounts are reduced by the amount of any withdrawals made.

       . Earnings from each investment fund are allocated daily within that fund based upon the ratio that each participant's adjusted account balance, as defined in the Plan, bears to the total of all participants' adjusted account balances.

                           CCB FINANCIAL CORPORATION
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2000 and 1999

(9)    Investments

       During 2000 and 1999, the Plan's investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                     2000             1999
                                                 ------------    ------------

       NCBC Common Stock                         $ 21,016,762     (13,200,443)
       CCB Bond Fund                                       --        (129,379)
       Strong Government Securities Fund              248,962        (177,969)
       Dodge & Cox Balanced Fund                     (206,312)          5,050
       Janus Worldwide Fund                        (1,143,368)        862,938
       Managers Special Equity Fund                  (570,409)        446,376
       Vanguard Index 500 Fund                     (1,381,702)      1,802,868
                                                 ------------    ------------
                                                 $ 17,963,933     (10,390,559)
                                                 ============    ============

       Investments exceeding five percent of Plan assets at December 31, are as follows:

                                                         2000                                1999
                                            ------------------------------      -------------------------------
                                               Units,                               Units,
                                              shares or           Fair            shares or            Fair
                                              par value           value           par value            value
                                            -----------       ------------      ------------       ------------
       NCBC common stock                      2,817,312       $ 69,728,461         1,004,860       $ 43,774,214
       Strong Government Securities Fund        483,328          5,118,445           510,693          5,147,786
       Vanguard Index 500 Fund                  113,312         13,808,159            88,643         11,996,075
       Dodge & Cox Balanced Fund                 96,905          6,145,723            61,903          4,067,625
       Vanguard Money Market Fund             5,516,978          5,516,978         3,103,631          3,103,631
       Other                                         --          7,117,896                --          4,229,762
                                                              ------------                         ------------
                                                              $107,435,662                         $ 72,319,093
                                                              ============                         ============

       A portion of the investments in NCBC common stock are nonparticipant directed to the extent such investments represent NCBC profit sharing contributions. See note 10 for more information.

                           CCB FINANCIAL CORPORATION
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2000 and 1999


(10)   Nonparticipant-Directed Investments

       Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                                          2000            1999
                                                                      ------------    ------------
       Assets:
            Cash                                                      $         --           2,110
       Investments:
            Money market funds                                             219,041         513,874
            NCBC common stock                                           69,728,461      43,774,214
                                                                      ------------    ------------
                 Total investments                                      69,947,502      44,290,198
       Accrued interest and dividends receivable                           390,603         291,007
       Employee contributions receivable                                    66,183          83,500
       Employer contributions receivable                                    26,861         671,632
                                                                      ------------    ------------
                 Total assets                                           70,431,149      45,336,337
       Liabilities:
          Bank overdraft                                                     7,182              --
                                                                      ------------    ------------
       Net assets available for plan benefits                         $ 70,423,967      45,336,337
                                                                      ============    ============

                                                                          2000            1999
                                                                      ------------    ------------
       Additions to net assets attributed to:
          Investment income:
              Net appreciation (depreciation) in fair
               value of investments                                   $ 21,016,762     (13,200,443)
             Interest                                                       27,009          20,593
             Dividends                                                   1,454,477       1,088,637
          Contributions:
             Employer, net of forfeitures                                  740,885       1,516,970
             Employees                                                   2,035,629       2,607,233
          Interfund transfers                                           (7,625,259)       (614,845)
          Funds transferred from merged plan                            12,993,083              --
                                                                      ------------    ------------
                          Total additions (deductions)                  30,642,586      (8,581,855)
       Deductions from net assets attributed to:
          Plan benefits paid                                            (5,554,956)     (4,663,573)
                                                                      ------------    ------------
                          Net increase (decrease) in net assets         25,087,630     (13,245,428)
       Net assets available for plan benefits:
          Beginning of year                                             45,336,337      58,581,765
                                                                      ------------    ------------
          End of year                                                 $ 70,423,967      45,336,337
                                                                      ============    ============

         See note 12 for additional information.

                           CCB FINANCIAL CORPORATION
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2000 and 1999

(11)   Federal Income Taxes

       The Internal Revenue Service has determined by letter dated May 5, 1993 that the Plan, in form, is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is operating in compliance with applicable requirements of the IRC.

(12)   Related Party Transactions

       The Plan's investments are held by the Trust Department of Central Carolina Bank and Trust Company ("the Bank"), a wholly-owned subsidiary of NCBC.

       The Plan purchased 57,085 and 78,403 shares of common stock of NCBC at a cost of $1,705,605 and $3,910,809 in 2000 and 1999 respectively. 307,067 and 31,850 shares of NCBC common stock were sold by the Plan in 2000 and 1999, respectively for $7,024,926 and $1,703,508, respectively. The Plan also earned cash dividends on its NCBC shares of $1,454,478 and $1,088,637 in 2000 and 1999, respectively.

       The Plan purchased 36,484 units of the CCB Bond Fund, a mutual fund of the Bank, at a cost of $371,588 during 1999. The Plan sold 662,692 units of the CCB Bond Fund resulting in proceeds of $6,679,624 during 1999. The CCB Bond Fund was terminated effective May 27, 1999. The fund balance was transferred to the Strong Government Securities Fund.

       The Plan has a depository relationship with the Bank. Administrative expenses of the Plan are paid by NCBC.

(13)   Plan Merger

       On April 1, 2000, net assets of $15,665,709 (of which $12,864,621 was
       NCBC stock) were transferred into the Plan from the American Federal Bank, FSB 401(k) Retirement Savings Plan. American Federal Bank ("AFB") was a wholly-owned subsidiary of CCBF that was merged with the Bank on June 17, 2000. The assets of the AFB plan consisted of both mutual fund and money market investments (which were merged into comparable existing Plan options) and NCBC stock (which became the Merged NCBC Stock Fund, which is included with the NCBC Stock Fund). These merged funds are subject to the same participant election guidelines as the existing Plan funds, with the exception that transfers into the Merged NCBC Stock Fund are prohibited (due to its frozen status, it allows only for transfers out).

                           CCB FINANCIAL CORPORATION
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2000 and 1999

(14)   Fair Value of Financial Instruments

       The fair value of investment securities at December 31, 2000 and 1999, is presented in the accompanying statements of net assets available for plan benefits as described in note 2(b). At December 31, 2000 and 1999, the carrying value of accrued interest and dividends receivable as presented in the accompanying statements of net assets available for plan benefits approximated its fair value.

                           CCB FINANCIAL CORPORATION
                            RETIREMENT SAVINGS PLAN

        Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                               December 31, 2000

   Par value,
     shares                                                                                                           Fair
    or units                         Identity of party and description of assets               Cost (1)               value
---------------------       -------------------------------------------------------------  ----------------   --------------------
                            *National Commerce Financial Corporation
        2,817,312              Common Stock                                                $   25,183,193       $   69,728,461
          483,328           Strong Government Securities Fund                                     N/A                5,118,445
           96,905           Dodge & Cox Balanced Fund                                             N/A                6,145,723
           71,729           Janus Worldwide Fund                                                  N/A                4,078,547
           36,722           Managers Special Equity Fund                                          N/A                2,820,308
          113,312           Vanguard Index 500 Fund                                               N/A               13,808,159
        5,516,978           Vanguard Money Market Fund                                            N/A                5,516,978
                            Goldman Sachs ILA Class B
          219,041              Money Market Mutual Fund                                           N/A                  219,041

*Denotes party-in-interest.

(1)  Cost information is for nonparticipant-directed investments.

                           CCB FINANCIAL CORPORATION
                            RETIREMENT SAVINGS PLAN

         Schedule H, Line 4j - Schedule of Reportable Transactions (1)

                         Year ended December 31, 2000

                                                                                  Aggregate
                                                                  Aggregate    selling price or      Aggregate
                                                                   purchase        maturity       cost of assets     Net realized
    Identity of party and description of asset                    price (2)      proceeds (2)        sold (2)         gain (loss)
--------------------------------------------------------------  ------------- -----------------  ----------------   --------------
*National Commerce Financial Corporation
 Common Stock                                                     $ 1,705,605       7,024,926         2,271,294        4,753,632

*Denotes party-in-interest.

(1) This schedule summarizes transactions where the aggregate transactions in a security exceed five percent of plan assets at January 1, 2000


(2) All purchase and sale prices represent market value of the security on the transaction date, adjusted for brokerage commissions, if any.

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized, in the City of Durham, State of North Carolina, on June 27, 2001.

                                      CCB FINANCIAL CORPORATION
                                      RETIREMENT SAVINGS PLAN
                                            (The Plan)


                                      By: ADMINISTRATIVE COMMITTEE,
                                              CCB Financial Corporation
                                              Retirement Savings Plan
                                               (Plan Administrator)

                                               By:  JOHN J. MISTRETTA
                                                    John J. Mistretta
                                                    Executive Vice President
                                                    National Commerce Financial
                                                    Corporation

                                      By: CENTRAL CAROLINA BANK AND
                                           TRUST COMPANY, Trustee

                                               By:  DONALD F. SYLVESTER
                                                    Donald F. Sylvester
                                                    Vice President
                                                    Central Carolina Bank and
                                                    Trust Company